Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE three and nine-month periods ended December 31, 2021 and 2020

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the consolidated financial results and the consolidated financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) for the three and nine-month periods ended December 31, 2021 and 2020. It is based on the condensed consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. This MD&A should be read in conjunction with our condensed consolidated interim financial statements for the three and nine-month periods ended December 31, 2021 and 2020, and our audited consolidated financial statements for the years ended March 31, 2021 and 2020 . Additional information about the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on February 10, 2022. Disclosure contained in this document is current to that date, unless otherwise noted. Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries.

management discussion and analysis

GOING CONCERN

The condensed interim consolidated financial statements have been prepared on a going concern basis, which presumes that the Corporation will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. For the nine-month period ended December 31, 2021, the Corporation incurred a net loss of $58.5 million and negative cash flows from operations of $53.3 million, and had an accumulated deficit of $383.3 million as at December 31, 2021. The Company currently has no committed sources of financing available. These conditions indicate the existence of a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. The Corporation’s business plan is dependent upon, amongst other things, its ability to achieve and maintain profitability, and/or continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders to finance operations within and beyond the next twelve months. While the Corporation has limited debt, all of which is subordinated, assets available for financing include real estate, accounts receivable and inventories, as well as having been successful in obtaining financing from public issuances, private placements, and related parties in the past, there is no certainty as to future financings. The Corporation is seeking additional financing in various forms as part of its plan to have the right funding structure in place to support its growth trajectory and path to profitability. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the going concern basis not be valid. These adjustments could be material.

The Company announced the completion of its strategic review and unveiled a comprehensive action plan on November 15, 2021. The main focuses of that plan were the following:

•
Deliver over $10 million USD ($12.5 million CAD) in annual savings;
•
Increase value of core operations: Sprout Organics, Biodroga, & cannabis;
•
Management expects positive cannabis contribution in the second quarter of the fiscal year ending March 31, 2023, an improvement from the current situation due to strong sales growth to-date.

The financial commitments and obligations of the Company are limited. Furthermore, certain liabilities, such as the warrant liabilities, are dependent on Neptune’s share price and would only become payable if they are in the money. The warrants, if exercised, settle in common shares of the Company and therefore do impact on the Company’s cash. Indeed, warrant holders are required to pay the cash strike price to exercise the warrant and thus the exercise of warrants would result in a cash infusion to the Company.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, in addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," “feels,” "expects," "intends," "projects," “seeks,” “may,” "anticipates," "will," "should," or "plans" or the negative use of those words or other similar expressions to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission (“SEC”) and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in this MD&A (under “Risk Disclosure”) and the AIF (under ‟Risk Factors”).

OVERVIEW

Neptune is a diversified and fully integrated health and wellness company with a brand portfolio of consumer packaged goods. With a mission to redefine health and wellness, Neptune is focused on building a broad pipeline of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in product formulation, registration, and supply chain management, Neptune also provides turnkey product development and supply chain solutions to business customers primarily in the nutraceutical industry. The Company has a strong position in cannabis with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier, and more effective.

management discussion and analysis

ABOUT NEPTUNE

BUSINESS UPDATE

Neptune’s vision is to change consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Our mission is to redefine health and wellness and help humanity thrive by providing sustainable consumer focused solutions. Despite the decline in global economic activity since the outbreak of the COVID-19 virus, Neptune has taken transformative, and successful, actions to increase its sales, distribution and reach in both the business-to-business (“B2B”) and business-to-consumer (“B2C”) model in the consumer-packaged goods (“CPG”) market. During the fiscal year ended on March 31, 2021, Neptune underwent a significant transformation from a B2B cannabis and hemp extraction company to a fully integrated and diversified consumer products company. The Company's long-term strategy is focused on the health and wellness sector with an emphasis on select CPG verticals, including Cannabis, Nutraceuticals, Beauty & Personal Care, and Organic Foods & Beverages. Neptune's current brand portfolio across these verticals include Mood Ring™, PanHash™, Sprout®, Neptune Wellness™, Forest Remedies®, and MaxSimil®.

Neptune has a dual go-to market B2B and B2C strategy focused on expanding its global distribution reach. The strategy sets Neptune apart from its competition and has started to yield consistent, long-term revenue opportunities for the Company. Neptune has completed the transition to focus its Sherbrooke facility from B2B to B2C begun during FY2021. In 2021, the hemp extraction operations of SugarLeaf at the Conover facility ceased and Neptune is examining multiple options to either convert the facility to an alternate use or to exit the remainder of the lease obligation in the most efficient way possible.

Neptune plans to continue expanding its line of cannabis consumer packaged goods readying itself for expansion into the United States if and when permitted by United States Federal law. While Federal legalization is not anticipated in the near term, we continue to prepare for potential U.S. cannabis legalization under Federal law. In Canada, Neptune’s Mood Ring™ cannabis product line was launched in select Canadian markets during the third quarter of FY2021, and its PanHashTM cannabis product line was launched in Quebec during spring 2021. Both brands have enjoyed widespread acceptance and success.

In February 2021, Neptune acquired a 50.1% interest in Sprout Foods, Inc. (“Sprout”), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC became a shareholder in Neptune. Sprout is an organic plant-based baby food and toddler snack company. Sprout’s focus on wholesome organic baby food products resonates strongly with Neptune’s core values. By combining high-quality plant-based ingredients and cruelty-free ingredients, Sprout has created a trusted brand with a comprehensive range of products.

Sprout represents an opportunity for Neptune to:

o Capitalize on a shared mission to redefine health and wellness for children;

o Focus on building a portfolio of high quality, organic and affordable consumer products;

o Capitalize on the market demand for natural, plant-based, sustainable, and purpose-driven brands.

On June 9, 2021, Neptune announced a multi-year licensing agreement between Sprout and CoComelon, the world's leading children's entertainment brand, owned and operated by Moonbug Entertainment. In addition, on July 27, 2021, an initial launch was announced for Sprout products into Canada, in Metro grocery stores in the province of Ontario.

Neptune’s future will be focused on brand creation, accelerating organic growth with emphasis on increased efficiency and margin expansion. This will be complimented by accretive acquisitions with a proven track record of operational excellence. On July 22, 2021, the Company launched Forest Remedies’ plant-based Omega 3-6-9 gummies and soft gels. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical. The MaxSimil® product lineup will be expanded with the launch of two new consumer products: MaxSimil® with CoQ10 and MaxSimil® with Curcumin. Additionally, the Company launched a new consumer line of Vitamin Sprays and Pumps for both children and adults with selected retail partners.

Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical. The MaxSimil® product lineup will be expanded with the launch of two new consumer products: MaxSimil® with CoQ10 and MaxSimil® with Curcumin. Additionally, the Company plans to launch a new consumer line of Vitamin Sprays and Pumps for both children and adults with selected retail partners. To support anticipated accelerated growth, the Nutraceuticals U.S. sales force has been expanded to maximize awareness and distribution of the capabilities and expertise in CBD formulation, prebiotics and probiotics, and proteins within this important vertical.

The Company currently sells its Mood Ring™ and PanHash™ products in four provinces: British Columbia, Ontario, Alberta and Quebec. Additionally, Neptune recently received a license amendment from Health Canada to allow the sale of dried cannabis flower and pre-rolled cannabis joints throughout the Canadian market. Furthermore, Neptune launched in spring of 2021 three new Mood Ring™ branded cannabis products in British Columbia, including the first branded flower product. That same Mood Ring™ branded flower product was launched in Alberta during summer 2021, and in Ontario in September 2021. In November 2021, the Company successfully launched its line of vape products in the provinces of Alberta, British Columbia and Ontario.

The Company’s Board of Directors has formed a Strategic Review Committee to evaluate the Company’s business plan, capital deployment, and long-term strategy in order to identify alternatives to enhance shareholder value. These strategic options may include, but are not limited to, changes in strategy or operations, strategic business combinations, divestitures, a spin-off of a portion of the Company, or continuing to execute the Company’s current business plan. On November 15, 2021, following recommendations of the Strategic Review Committee, Neptune commenced cost-cutting initiatives to right size the organizational structure to support the Company’s current business size and scope. These initiatives resulted in immediate reduction in personnel by close to 10%, including the role of Chief Operating Officer.

management discussion and analysis

MARKETS

Cannabis

Neptune obtained its license to process Cannabis from Health Canada on January 16, 2019, which was amended to authorize the sale of certain cannabis products to provincially and territorially authorized retailers, and to holders of a license for sale for medical purposes on June 28, 2020. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Subsequently, Neptune introduced its proprietary Mood Ring™ cannabis brand for the Canadian market on August 18, 2020 and received its first orders on November 25, 2020. A further amendment to its sale license was announced on March 22, 2021, allowing Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market. A letter of intent was also signed with SQDC, for the sale of Neptune’s new cannabis brand, PanHash™, in Quebec. On April 28, 2021, Neptune announced it had entered into a supply agreement with Alberta Gaming, Liquor and Cannabis, the wholesaler and sole online retailer for recreational cannabis in Alberta, for the sale and distribution of Neptune’s Mood Ring™.

As mentioned above, Neptune now sells cannabis products in four Canadian provinces (British Columbia, Ontario, Quebec and Alberta), more than 80% of the total legal Canadian cannabis market, through its brands, Mood Ring™ and PanHash™. Mood Ring™ products cover several form factors including, but not limited to, dried flower, pre-rolls, vapes, concentrates, capsules and oils/tinctures. PanHash™ initially launched two product lines with a high concentration of CBD in cannabis oil and capsules, leveraging the Company’s cold ethanol extraction technology. Since then, six additional products have launched, including high THC oil and capsule products, balanced oil and capsule products, pressed hashish, and dried flower. In November and December, 2021, Vapes and pre-rolls were launched in selected markets. Please see the “Our B2C Brand Portfolio Strategy” section of this MD&A for a description of those products.

Nutraceuticals

Neptune offers a variety of specialty ingredients, including our licensed specialty ingredient MaxSimil®, a technology that helps increase digestion and absorption of fat-soluble and nutritional ingredients. Additionally, the Company sources a variety of other marine oils, seed oils and specialty ingredients that are available for sale as raw material or transformed into finished products. The Company has recently launched a new line of Vitamin Sprays and Pumps for both children and adults. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical through its brand Biodroga.

Neptune’s core strength is product innovation with a focus on specialty ingredients offered in bulk soft gels and liquid delivery systems. The Company continues to expand its delivery system capabilities with projects for pumps, sprays, roll-ons and CBD enhancements. All of Neptune’s Nutraceutical products are available under distributors’ private labels, primarily sold in the Canadian and U.S. nutraceutical markets. Neptune, through its nutraceuticals products business, also formulates, develops and provides customers with turnkey nutrition solutions.

Beauty & Personal Care

The Company sells wellness products to the Beauty & Personal Care market through its Forest Remedies brand. Forest Remedies offers plant-based supplements, including first-of-its kind multi-omega gummies and soft gels with packaging that is 100% plastic-free.

Organic Foods and Beverages

In February 2021, Neptune acquired a controlling interest in Sprout Foods, Inc., an organic plant-based baby food and toddler snack company. Sprout is an integral piece of Neptune’s health and wellness portfolio and represents a key brand within the Organic Foods and Beverages vertical. Since completing the Sprout acquisition, the Company has begun expansion efforts in Sprout’s distribution across substantially all of Target’s U.S. retail stores. The Company also announced, on July 27, 2021, the initial launch of Sprout products into Canada, in Metro grocery stores in the province of Ontario. Neptune further expects to launch Sprout products in North America throughout the remainder of the fiscal year. The Company expects the Neptune/Sprout combination to result in significant incremental revenue growth, with several near and long-term revenue synergy opportunities identified within Neptune’s existing relationships and current sales channels. As described above, Neptune also announced on June 9, 2021, an exclusive multi-year licensing agreement between Sprout and CoComelon, the #1 children’s entertainment and educational show in the world with more than 110 million subscribers worldwide. We expect to announce product availability and provide additional information about the rollout of CoComelon licensed products in the near future.

management discussion and analysis

OUR B2C BRAND PORTFOLIO STRATEGY

We are currently working on accelerating brand equity for our brand portfolio:

Biodroga™. Neptune, through its Biodroga subsidiary, provides product development and turnkey solutions (4PL) to its customers throughout North America. Biodroga offers a full range of services, whether it is leveraging our global network of suppliers to find the best ingredients or developing unique formulations that set our customer apart from their competition. Biodroga’s core products are MaxSimil, various Omega-3 fish oils and a line of CBD enhanced products, as well as softgel solutions.

MaxSimil. Neptune’s patented MaxSimil is an omega-3 fatty acid delivery technology that uses enzymes that mimic the natural human digestive system to predigest omega-3 fatty acids. The Journal of Nutrition by the Oxford University Press, recently released the results of a clinical study that evidences MaxSimil’s superior absorption as compared with standard fish oil supplements. MaxSimil was first introduced to the market in 2018, and is sold as a straight omega-3 supplement with standard and unique concentration of EPA/DHA. MaxSimil is also starting to be presented in combination with specialty ingredients such as Curcumin, Vitamin K2 and CBD.

Forest Remedies®. Under our Forest Remedies® brand, we offer first-of-their kind vegan multi-omega gummies and soft gels with packaging that is 100% plastic-free.

Mood Ring™. In Canada, we have received our license amendment from Health Canada to sell cannabis products, and we now commercialize, under the Mood Ring™ brand, dried flower and derived product forms of cannabis such as vapes, pre-rolls, tinctures, capsules and concentrates. Since March 2021, Health Canada also allows Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.

PanHash™. The newest addition to Neptune’s line of products, the PanHash™ brand was specifically designed for the Quebec market to sell cannabis products in the province of Quebec. The initial PanHash™ launch, occurred in May 2021, and included two products with a high concentration of CBD: cannabis oil and capsules, and was expanded to include a total of eight products by December 31, 2021.

Sprout®. Neptune entered a new market with the Neptune/Sprout combination. Sprout has created a trusted organic baby food brand with a comprehensive range of products that are always USDA certified organic, non-GMO and contain nothing artificial. Sprout’s products target four segments: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up). Since our acquisition of a controlling interest in Sprout, the Company has begun expansion efforts in Sprouts’ distribution substantially in all of Target’s U.S. retail stores. The Company also announced on July 27, 2021, its initial launch into the Canadian market through its partnership with food retailer Metro Inc. Certain toddler snacks under this brand label are now available in Metro grocery stores in the province of Ontario.

management discussion and analysis

RECENT CORPORATE DEVELOPMENTS

Neptune’s Presence in Canada’s Cannabis Market

Neptune currently supplies the market with premium cannabis extracts and dried flower, under its Mood Ring™ and PanHash™ brands, and has completed its launch of all significant regulated product categories. This empowers the Company to provide a comprehensive portfolio, enhance its total addressable market and target the lucrative flower, vape and pre-roll segments, which are a dominant force in the industry both in sales and revenue and comprise approximately 85% of all cannabis sales in Canada. All cannabis products are manufactured and packaged at the Company’s purpose-built facility in Sherbrooke, Quebec.

Mood Ring™

The Mood Ring™ brand and product line were launched to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products. Mood Ring™ leverages Neptune’s decades of experience in the wellness, extraction and consumer packaged goods (“CPG”) industries to bring product offerings to market that are designed to meet the specific demands of Canadian consumers. Mood Ring™ uses Neptune’s proprietary and patented cold ethanol extraction process technology for the Company’s vape, capsule, oil/tincture and concentrate products. This processes allow Mood Ring™ to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction. With the March 2021 sales amendment Neptune is also authorized to sell dried flower, and pre-rolls, of which both form factors were launched under the Mood Ring brand in 2021.

British Columbia

As of December 31, 2021 Neptune had launched a total of eight Mood Ring branded cannabis products in the province of British Columbia. These products include, but are not limited to, Mood Ring’s first dried flower offering, Florida Citrus Kush, along with Mood Ring’s first two vape cartridge offerings – Jack Flash and Pure Kush. Based on the success of Mood Ring’s High CBD Capsule and Oil products launched in 2020, line extensions were launched in 2021 with both High THC Capsules and High THC Oil launching in June 2021.

Ontario

The Company entered into a supply agreement on October 27, 2020 with the Ontario Cannabis Store (“OCS”), the wholesaler and sole online retailer for recreational cannabis, for the sale and distribution of Neptune’s new proprietary recreational product line, Mood Ring™. Ontario is Canada’s largest market for adult-use cannabis products. The agreement authorizes Neptune to supply Mood Ring™ products to the OCS for sale and wholesale distribution. Mood Ring products have been available for purchase since February 22, 2021 through the OCS online store, and is available to licensed private retailers in Ontario. As of December 31, 2021 Neptune had launched a total of nine Mood Ring branded products in Ontario, including products from every form factor produced by Neptune, including but not limited to, dried flower, pre-rolls and vape cartridges.

Quebec (PanHashTM)

Previously this year, Neptune announced it entered into a letter of intent with Société québécoise du cannabis (“SQDC”), the province’s sole legal retailer for recreational cannabis, for the sale of Neptune’s new cannabis brand, PanHash™, exclusively for the Province of Quebec. The initial PanHash™ launch consisted of two products with a high concentration of CBD: cannabis oil and capsules which was increased to a total of eight products by December 31, 2021, including PanHash’s first dried flower offering, Artisanal Golden Berry. PanHash™ products have been available for purchase since May 27, 2021.

Alberta

Neptune announced on April 28, 2021 it entered into a supply agreement with Alberta Gaming, Liquor and Cannabis (“AGLC”), the wholesaler for recreational cannabis in Alberta, for the sale and distribution of Neptune’s proprietary recreational cannabis brand, Mood Ring™. This is the fourth supply agreement the Company has secured with a provincial cannabis wholesaler, and enables Neptune to sell recreational cannabis products, through its Mood Ring™ and PanHashTM brands, to over 2,000 retailers across British Columbia, Alberta, Ontario and Quebec; these four provinces accounted for over 80% of the Canadian cannabis retail sales in 2020. As of December 31, 2021 Neptune had launched a total of eleven Mood Ring branded cannabis products in the province of Alberta, including Mood Ring’s first pre-roll offering, Florida Citrus Kush 2 x 0.5g Pre-Rolls, and both of Mood Ring’s first two vape cartridge offerings.

Neptune Completes its Strategic Transition from Extraction to Cannabis Consumer Packaged Goods

In April 2021, Neptune completed its transition from revenue derived from hemp and cannabis extraction to revenue from consumer packaged goods and branded products, such as Mood Ring™ — an end-to-end developed and manufactured cannabinoid-based product portfolio targeting both wellness-focused CBD consumers looking for natural products, and the recreational market with multiple high THC products.

management discussion and analysis

Changes to the Board of Directors

On May 17, 2021, Neptune announced that Richard Schottenfeld resigned as a director of the Company for personal considerations.

Jane Pemberton and Frank Rochon were not standing for re-election at the Annual General Meeting (“AGM”) that was held on August 26, 2021 and their mandates ceased on that date.

Ms. Julie Phillips was elected as Director at the AGM. Ms. Phillips currently serves as Vice President for Herschend Family Entertainment where she has held this and prior roles since 2013. Ms. Phillips also serves since April 2019 as a member of the Board of Directors of the Lane Thomas Foundation, which is dedicated to supporting families of children needing lifesaving organ transplants.

Mr. John Moretz, the previous Chairman of the Board of Directors, announced his retirement from the Corporation’s Board of Directors on February 9, 2022 and Ms. Julie Phillips was appointed as the successor Chair of the Board of Directors.

Neptune Announces Exclusive Licensing Agreement Between Sprout Foods and CoComelon®

On June 9, 2021, the Company announced a multi-year licensing agreement between Sprout and CoComelon®, the world’s leading children’s entertainment brand, owned and operated by Moonbug Entertainment Ltd (“Moonbug”). With more than 110 million subscribers worldwide, CoComelon is the #1 children’s entertainment and educational show in the world claiming a #1 ranking on YouTube with its top three episodes generating nearly nine billion views around the world. Additionally, the show was #1 on Netflix and maintains a Top 10 ranking across all genres with the recent launch of Season 3. Sprout products bearing the licensed property are expected to launch in the near future in North America.

Neptune Launches Forest Remedies Plant-Based Omega 3-6-9 Supplements

On July 22, 2021, Neptune announced the launch of Forest Remedies’ plant-based Multi Omega 3-6-9 gummies and soft gels. Forest Remedies’ new plant-based multi-omega soft gels and gummies use all natural oil from Ahiflower® grown in the United Kingdom, which is a much sustainable and eco-friendly source of omegas 3, 6, and 9 in contrast to fish or krill oil. The product is vegan.

Neptune Launches Sprout Foods, Inc. Products in Canada

On July 27, 2021, Neptune announced the initial launch of Sprout Organic Foods products into Canada, in Metro grocery stores in the province of Ontario. The initial launch includes Broccoli Curlz and White Cheddar Curlz toddler snacks as well as Blueberry Apple and Pumpkin Butter & Jelly Wafflez toddler snacks. The Company will expand its Metro offerings with additional products from its Crinklez toddler snacks.

Changes to Management

On August 19, 2021, Neptune announced the appointment of John S. Wirt as the Company’s Executive Vice President of Business and Legal Affairs, Chief Legal Officer and General Counsel. Mr. Wirt comes to Neptune Wellness from Epic Sports & Entertainment, a sports and entertainment company, where he served as President and General Counsel. Prior to that, Mr. Wirt served as the Chief Executive Officer and General Counsel for Roy Jones, Jr.'s Square Ring Promotions, a global sports and entertainment promotion company. In addition to organizing and staging global events at Madison Square Garden and at Las Vegas casinos, which were televised live throughout the world in over 150 countries, Mr. Wirt has considerable international experience having organized and distributed sports and entertainment events in Europe, Asia, Australia, Africa and North America. Mr. Wirt began his legal career at Jenner & Block and Sidley & Austin in Chicago before moving in-house to client Don King Productions where he was Associate General Counsel for 12 years. Mr. Wirt graduated Phi Beta Kappa from Knox College in Galesburg, Illinois and obtained his juris doctorate and CPA from the University of Illinois Champaign. He has been a director of publicly traded corporations, including, the audit chair of a NASDAQ-listed company. As General Counsel, Mr. Wirt lead Neptune’s internal legal department in addition to managing Neptune’s businesses generally.

On September 27, 2021, the Company appointed Randy Weaver as Interim Chief Financial Officer. Mr. Weaver joins Neptune as Interim Chief Financial Officer with a successful track record of leading numerous CPG companies as a senior executive, bringing the knowledge and experience to help Neptune build a solid foundation of growth.

Receipt of Nasdaq Notification

On August 31, 2021, Neptune announced that that the Company has received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on August 30, 2021, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires that the closing bid price for the Company’s common shares listed on Nasdaq be maintained at a minimum of US$1.00.

Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common shares for the 30 consecutive business days from July 16, 2021, to August 27, 2021, the Company no longer met the minimum bid price requirement.

The Notification Letter has no immediate effect on the listing of the Company’s common shares on Nasdaq.

management discussion and analysis

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until February 28, 2022, to regain compliance with the minimum bid price requirement, during which time the Company’s common shares will continue to trade on the Nasdaq Capital Market. To regain compliance, the Company’s common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. The Company has requested and expects to receive an additional 180-day period to regain compliance.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

Change in Auditor

On November 4, 2021, the Company announced the appointment of KPMG LLP (“KPMG”) as its independent registered public accounting firm, effective October 22, 2021. The appointment of KPMG was made after a thorough evaluation process and has been approved by Neptune’s Board of Directors and its Audit Committee. KPMG replaces Ernst & Young LLP as Neptune’s independent registered public accounting firm for the fiscal year ending March 31, 2022.

Loss of Foreign Private Issuer Status

As of September 30, 2021, the Company is no longer considered a foreign private issuer and accordingly, such change in status will require the Company to file as a U.S. domestic filer, effective April 1, 2022, and will comply with all periodic disclosures and reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to U.S. domestic issuers including the requirement to transition from IFRS to US GAAP for the year ended March 31, 2022 The Company will also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. As a result, the Company expects that the loss of foreign private issuer status will increase its legal and financial compliance costs and would make some activities more time consuming and costly.

Neptune Wellness Solutions Granted U.S. Patent for its Unique Organic Solvent Cannabis Extraction Process

On October 20, 2021, Neptune announced that the United States Patent and Trademark Office has granted Neptune a patent covering a method for extracting and isolating compounds from the plants of the Cannabis genus at low temperature using cold organic solvents. Leveraging this patent, the Company plans to pursue licensing opportunities for its unique extraction process with manufacturers.

Neptune Launches Mood Ring Vape Products in Canada

On November 9, 2021, Neptune announced the launch of Mood Ring branded cannabis vape products in Canada. The initial launch consists of Jack Flash and Pure Kush vape products in Alberta and British Columbia, and Jack Flash in Ontario.

Neptune Extends Mood Ring Product Line with In-Demand Pre-rolls Launching in Ontario and Alberta

On December 20, 2021, Neptune announced the launch of Mood Ring's new cannabis pre-roll product line in Alberta and Ontario. With the introduction of pre-rolls, Neptune now has an offering for every major cannabis product category in Canada.

management discussion and analysis

SELECTED CONSOLIDATED ANNUAL AND QUARTERLY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information, in thousands of dollars, except for the basic and diluted loss per share which are shown in dollars.

	Three-month periods ended		Nine-month periods ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
		(Restated)2		(Restated)2
	$	$	$	$
Total revenues	18,446	3,320	46,559	40,042
Adjusted EBITDA[1]	(9,816)	(12,492)	(33,690)	(28,015)
Net loss	(20,941)	(74,877)	(58,529)	(108,265)
Net loss attributable to equity holders of the Corporation	(18,658)	(74,877)	(52,591)	(108,265)
Net loss attributable to non-controlling interest	(2,283)	—	(5,937)	—
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.11)	(0.59)	(0.32)	(0.96)
Basic and diluted loss per share attributable to non-controlling interest	(0.01)	—	(0.04)	—

	As at December 31, 2021	As at March 31, 2021	As at March 31, 2020
	$	$	$
Total assets	172,888	234,745	168,776
Non-current financial liabilities	18,069	29,976	7,930
Equity attributable to equity holders of the Corporation	99,782	146,103	143,630
Equity attributable to non-controlling interest	22,234	28,080	—

1 The Adjusted EBITDA is a non-GAAP measure. It is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2 The restatements are discussed under “Revenues” in the Consolidated Results section of this MD&A. The interim financial statements for the periods ended September 30, 2020 and December 31, 2020 have not been refiled, but the comparatives for the period ended September 30, 2021 were corrected in the interim financial statement for that period and the results for the period ended December 31, 2021 are corrected in the interim financial statement accompanying this MD&A.

management discussion and analysis

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the last eight quarters. All amounts in these tables are in thousands of dollars, except for basic and diluted income (loss) per share which are shown in dollars. More details and explanations on each of the quarterly financial data above can be found in the corresponding Management Discussion and Analysis.

	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021

	$	$	$	$
Total Revenues	18,446	15,734	12,379	6,768
Adjusted EBITDA[1]	(9,816)	(7,343)	(16,533)	(24,677)
Net loss	(20,941)	(13,956)	(23,631)	(60,328)
Net loss attributable to equity holders of the Corporation	(18,658)	(12,705)	(21,229)	(58,881)
Net loss attributable to non-controlling interest	(2,283)	(1,252)	(2,402)	(1,447)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.11)	(0.08)	(0.12)	(0.40)
Basic and diluted loss per share attributable to non-controlling interest	(0.01)	(0.01)	(0.01)	(0.01)

	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(Restated)2	(Restated)2	(Restated)3
	$	$	$	$
Total Revenues	3,320	25,475	11,247	5,136
Adjusted EBITDA[1]	(12,492)	(13,041)	(2,480)	(20,905)
Net income (loss)	(74,877)	(21,961)	(11,427)	(37,672)
Net loss attributable to equity holders of the Corporation	(74,877)	(21,961)	(11,427)	(37,672)
Net loss attributable to non-controlling interest	—	—	—	—
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.59)	(0.20)	(0.11)	(0.39)
Basic and diluted loss per share attributable to non-controlling interest	—	—	—	—

1 The Adjusted EBITDA is a non-GAAP measure. It is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2 The restatements are discussed under “Revenues” in the Consolidated Results section of this MD&A. The interim financial statements for the periods ended September 30, 2020 and December 31, 2020 have not been refiled, but the comparatives for the period ended September 30, 2021 were corrected in the interim financial statement for that period and the results for the period ended December 31, 2021 are corrected in the interim financial statement accompanying this MD&A.

3 This restatement is discussed below under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A. The interim financial statements for the period ended June 30, 2020 have not been refiled, but the comparatives were corrected in the interim financial statements for the period ended June 30, 2021.

management discussion and analysis

CONSOLIDATED FINANCIAL ANALYSIS

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) to assess its operating performance. This non-IFRS financial measure is presented in a consistent manner, other than for those changes previously disclosed. The Company uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. The measure also helps the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of Management, and to better understand its historical and future financial performance. Neptune’s method for calculating Adjusted EBITDA may differ from that used by other corporations.

A reconciliation of net loss to Adjusted EBITDA is presented below.

ADJUSTED EBITDA

Although the concept of Adjusted EBITDA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies. Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs (income) and depreciation and amortization, and by subtracting income tax expense (recovery). Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, business acquisition and integration costs, signing bonuses, severances and related costs, impairment losses on non-financial assets, write-downs of non-financial assets, costs related to a cybersecurity incident, revaluations of derivatives, system migration, conversion and implementation, CEO directors and officers insurance, and other changes in fair values are also added back. The exclusion of net finance costs (income) eliminates the impact on earnings derived from non-operational activities. The exclusion of depreciation and amortization, stock-based compensation, non-employee compensation related to warrants, litigation provisions, impairment losses, write-downs revaluations of derivatives and other changes in fair values eliminates the non-cash impact, and the exclusion of acquisition costs, integration costs, signing bonuses, severance and related costs, and costs related to cybersecurity incident present the results of the on-going business. From time to time, the Company may exclude additional items if it believes doing so would result in a more effective analysis of underlying operating performance. Adjusting for these items does not imply they are non-recurring. For purposes of this analysis, the Net finance costs (income) caption in the reconciliation below includes the impact of the revaluation of foreign exchange rates.

Adjusted EBITDA1 reconciliation, in thousands of dollars

	Three-month periods ended		Nine-month periods ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
		(Restated)2		(Restated)2

Net income (loss) for the period	$(20,941)	$(74,877)	$(58,529)	$(108,265)
Add (deduct):
Depreciation and amortization	1,924	2,815	6,460	8,365
Acceleration of amortization of long-lived non-financial assets	—	13,953	—	13,953
Revaluation of derivatives	(1,389)	(5,366)	(10,347)	(5,366)
Net finance costs	1,205	2,361	1,945	4,904
Stock-based compensation	1,214	3,577	7,769	9,729
Non-employee compensation related to warrants	(35)	1,695	(29)	5,112
Litigation provisions	172	80	814	561
Business acquisition and integration costs	—	—	1,287	—
System migration, conversion, implementation	410	—	410	—
CEO D&O insurance	6,557	—	8,700	—
Signing bonuses, severances and related costs	1,067	—	1,067	—
Costs related to cybersecurity incident	—	—	—	601
Write-down of inventories and deposits	—	7,391	3,744	7,391
Impairment loss on long-lived assets	—	37,708	3,004	37,708
Income tax expense (recovery)	—	(1,829)	15	(4,690)
Adjusted EBITDA[1]	$(9,816)	$(12,492)	$(33,690)	$(29,997)

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

2.This restatement is discussed below under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A. The interim financial statements for the period ended December 31, 2020 has not been refiled, but the comparatives are corrected in the interim financial statements for the period ended December 31, 2021 filed with this MD&A management discussion and analysis

OPERATING SEGMENTS

The Corporation’s management structure and performance is measured based on a single segment, which is the consolidated level, as this is the level of information used in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker.

Geographical information

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month periods ended		Nine-month periods ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	Total Revenues	Total Revenues	Total Revenues	Total Revenues
		(Restated)[1]		(Restated)[1]
Canada	$9,439,303	$1,795,189	$20,906,343	$16,837,020
United States	8,658,650	1,002,026	24,776,392	21,987,509
Other countries	347,923	523,096	876,242	1,217,742
	$18,445,876	$3,320,311	$46,558,977	$40,042,271

1 This restatement is discussed above under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A. The interim financial statements for the period ended December 31, 2020 has not been refiled, but the comparatives are corrected in the interim financial statements for the period ended December 31, 2021 filed with this MD&A.

The Corporation’s property plant and equipment, intangible assets and goodwill are attributed to geographical locations based on the location of the assets.

			As at
			December 31, 2021
	Property, plant and equipment	Goodwill	Intangible assets
Canada	$42,185,560	$3,283,626	$3,571,537
United States	509,144	28,828,597	26,802,833
Total	$42,694,704	$32,112,223	$30,374,370

			As at
			March 31, 2021
	Property, plant and equipment	Goodwill	Intangible assets
Canada	$44,776,974	$3,283,626	$4,764,744
United States	2,136,714	28,690,900	27,842,225
Total	$46,913,688	$31,974,526	$32,606,969

management discussion and analysis

RESULTS ANALYSIS

Restatement of Comparative Period Figures

At the end of the previous fiscal year, the Company restated its results as at and for the three-month and six-month periods ended September 30, 2020 and as at and for three-month and nine-month periods December 31, 2020 with respect to recognition of revenue relating to two transactions, for which revenues were recognized during the three-month period ended September 30, 2020, that did not meet the conditions for recognition of revenue pursuant to the guidance of IFRS 15, specifically related to transfer of control of goods. Accordingly, the cost of sales, trade receivables and inventories were adjusted. The related inventories were written down during the third and fourth quarters of fiscal year 2021, resulting in a restatement for the three-month and nine-month periods ended December 31, 2020. The condensed consolidated interim financial statements for the periods ended September 30, 2020 and December 31, 2020 were not adjusted and refiled at the time of discovery of the revenue recognition reclassification, rather the comparatives are being corrected now with the filing of the interim financial statements for the periods ended September 30, 2021 and December 31, 2020.

The impacts of these restatements are as follow:

	Previously reported	Effect of restatement	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended September 30, 2020
Revenue from sales and services	$28,308,364	$(3,211,560)	$25,096,804
Cost of sales	(33,238,654)	3,090,888	(30,147,766)
Gross profit (loss)	(4,552,171)	(120,672)	(4,672,843)
Net loss	(21,840,121)	(120,672)	(21,960,793)
Total comprehensive loss	(23,265,276)	(120,672)	(23,385,948)
Adjusted EBITDA	(12,920,784)	(120,672)	(13,041,456)
Basic and diluted loss per share	$(0.20)	$(0.00)	$(0.20)

Condensed consolidated interim statement of loss and comprehensive loss for the six-month period ended September 30, 2020
Revenue from sales and services	$39,214,637	$(3,211,560)	$36,003,077
Cost of sales	(41,229,266)	3,090,888	(38,138,378)
Gross profit (loss)	(1,295,746)	(120,672)	(1,416,418)
Net loss	(33,267,532)	(120,672)	(33,388,204)
Total comprehensive loss	(36,134,165)	(120,672)	(36,254,837)
Adjusted EBITDA	(15,402,147)	(120,672)	(15,522,819)
Basic and diluted loss per share	$(0.31)	$(0.00)	$(0.31)

Condensed consolidated interim statement of financial position as at September 30, 2020
Trade and other receivables	$22,400,059	$(3,211,560)	$19,188,499
Inventory	21,609,305	3,090,888	24,700,193
Deficit	(196,802,158)	(120,672)	(196,922,830)

management discussion and analysis

	Previously reported	Effect of restatement	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended December 31, 2020
Revenue from sales and services	$2,768,636	$—	$2,768,636
Cost of sales	(12,227,982)	(1,078,494)	(13,306,476)
Gross profit (loss)	(8,907,671)	(1,078,494)	(9,986,165)
Net loss	(73,798,619)	(1,078,494)	(74,877,113)
Total comprehensive loss	(75,323,898)	(1,078,494)	(76,402,392)
Adjusted EBITDA	(11,413,817)	(1,078,494)	(12,492,311)
Basic and diluted loss per share	$(0.58)	$(0.01)	$(0.59)

Condensed consolidated interim statement of loss and comprehensive loss for the nine-month period ended December 31, 2020
Revenue from sales and services	$41,983,273	$(3,211,560)	$38,771,713
Cost of sales	(53,457,248)	2,012,394	(51,444,854)
Gross profit (loss)	(10,203,417)	(1,199,166)	(11,402,583)
Net loss	(107,066,151)	(1,199,166)	(108,265,317)
Total comprehensive loss	(111,458,063)	(1,199,166)	(112,657,229)
Adjusted EBITDA	(26,815,964)	(1,199,166)	(28,015,130)
Basic and diluted loss per share	$(0.95)	$(0.01)	$(0.96)

Condensed consolidated interim statement of financial position as at December 31, 2020
Trade and other receivables	$19,145,001	$(3,211,560)	$15,933,441
Inventory	19,407,453	2,012,394	21,419,847
Deficit	(270,600,777)	(1,199,166)	(271,799,943)

These restatements did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month and six-month periods ended September 30, 2020 and the three-month and nine-month periods ended December 31, 2020.

During the second quarter of fiscal year 2021, the Corporation restated its results for the three-month period ended June 30, 2020, as it concluded that it did not meet the conditions for recognition of revenue as a principal for a significant transaction completed during the three-month period ended June 30, 2020, pursuant to the guidance of IFRS 15, Revenue Recognition. The interim financial statements for the periods ended June 30, 2020 were not adjusted and refiled at the time of discovery of the revenue recognition reclassification, rather the comparatives were corrected with the filing of the interim financial statements for the periods ended June 30, 2021. There was no impact on the net loss in the condensed consolidated interim statement of loss and comprehensive loss resulting from this restatement.

The impact of this restatement was as follow:

	Previously Reported	Effect of Restatement	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended June 30, 2020
Revenue from sales and services	$21,022,488	$(10,116,215)	$10,906,273
Cost of sales	(18,106,827)	10,116,215	(7,990,612)

This restatement did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month period ended June 30, 2020 neither the statement of financial position as at June 30, 2020.

management discussion and analysis

Revenues

Consolidated Revenue

Amounts in millions

CAD

	December 31,		Changes
	2021	2020	Changes in $	Changes in %
Three-month periods ended	18.4	3.3	15.1	456%
Nine-month periods ended	46.6	40.0	6.5	16%

Total consolidated revenues for the three-month period ended December 31, 2021 amounted to $18.4 million representing an increase of $15.1 million or 456% compared to $3.3 million for the three-month period ended December 31, 2020.

For the nine-month period ended December 31, 2021, consolidated revenues totaled $46.6 million representing an increase of $6.5 million or 16% compared to $40.0 million for the nine-month period ended December 31, 2020.

When compared to the previous quarter, the consolidated revenues increased by $2.7 million or 17% , which was mainly attributable to the cannabis revenues (increase of $3.2 million), slightly decreased by timing of shipping of nutraceuticals and food and beverages revenues (decrease of $0.5 million).

three-month period ended December 31, 2021 compared to December 31, 2020

Cannabis revenues and food and beverages revenues. Cannabis revenues represented a $5.3 million increase in comparison to the three-month period ended December 31, 2020, resulting from the successful repositioning of the business from the B2B Cannabis market to the B2C Cannabis market, with significant increase in sales volumes as Neptune has been continuing to expand its product portfolio in its existing markets with new cannabis products. $1.1 million of that increase was also attributed to a change of estimate over provisions for returns that management revaluates at each reporting period.

Food and beverages revenues represented an $8.5 million increase in comparison to the three-month period ended December 31, 2020, resulting from the Sprout acquisition finalized in the last quarter of fiscal 2021 that were not present in the comparative period.

nine-month period ended December 31, 2021 compared to December 31, 2020

For the nine-month period ended December 31, 2021, the $6.5 million increase was mainly attributable to decreases of revenues from Health and Wellness products, a net decrease resulting from the repositioning of the cannabis business from B2B to B2C market, as well as an increase in the Food and Beverages revenues.

Health and Wellness revenues decreased by $15.2 million due to a reduction in sales in hand sanitizers and other COVID-19 related products by the Company.

Cannabis revenues represented a net decrease of $3.7 million in comparison to the nine-month period ended December 31, 2020, resulting from the first shipments of B2C cannabis revenues occurring in the quarter ended December 31, 2020, as the Company was repositioning the business from the B2B Cannabis market to the B2C Cannabis market in Canada. Management revised the estimate of provisions for returns for the cannabis revenues as a result of new information and experience with sales returns. The impact of the revised estimate is a reduction of the provision of $1.1 million and an increase in revenue from sales and services. The Company was also ceasing placing order in its SugarLeaf facility in North Carolina for the B2B market in the USA, due to a continuous decline in pricing and demand. As part of the Company's execution of the strategic plan, liquidation of non-performance legacy stock inventory of SugarLeaf resulted in sales of $0.3 million in fiscal 2022 for the B2B market in the USA and no future sales are expected in fiscal 2022.

This is partially offset by the addition of $24.3 million of Food and Beverages revenues, representing average quarterly sales for the first three quarters of fiscal 2022 of over $8 million, which were due to the acquisition of Sprout in the last quarter of fiscal 2021 that were not present in the comparative period.

Geographic Revenues

From a geographic point of view, revenues for the current quarter increased by $7.6 million or 426% in Canada, increased by $7.7 million or 764% in the United States and decreased by $0.2 million or 33% for other countries (all royalty revenues) compared to the quarter ended December 31, 2020.

Year to date revenues increased by $4.1 million or 24% in Canada, increased by $2.8 million or 13% in the United States and decreased by $0.3 million or 28% for other countries (all royalty revenues) compared to the nine-month period ended December 31, 2020.

The increase of revenue in Canada for both the quarter and year to date variance is mainly due to the repositioning of the Cannabis business from the B2B Cannabis market to the B2C Cannabis market, which is in a growth state. The decrease in revenues for the nine-month period ended December 31, 2021 in the United States is due to a decrease in sales of hand sanitizers and other COVID-19 related products in Health and Wellness, offset by sales in Sprout (acquired on February 10, 2021), which explains the increase in revenues for the quarter ended December 31, 2021.

Gross Profit (Loss)

Gross profit (loss) is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials, and to acquire finished goods.

management discussion and analysis

Consolidated Gross Profit (Loss)

Amounts in millions

CAD

	December 31,		Changes
	2021	2020	Changes in $	Changes in %
Three-month periods ended	2.0	(10.0)	12.0	121%
Nine-month periods ended	(2.3)	(11.4)	9.1	80%

The consolidated gross profit (loss) for the three-month period ended December 31, 2021 amounted to $2.0 million compared to $(10.0) million for the three-month period ended December 31, 2020, an improvement of $12 million or 121% .

As for the nine-month period ended December 31, 2021, the consolidated gross profit (loss) amounted to $(2.3) million compared to $(11.4) million for the nine-month period ended December 31, 2020, an improvement of $9.1 million or 80% .

three-month period ended December 31, 2021 compared to December 31, 2020

The change for the quarter is mainly attributable to reduction in sales and related cost of sales from the Health and Wellness products, increases in volumes of sales from cannabis products, and an addition of gross profit from food and beverages resulting from the acquisition of Sprout on February 10, 2021.

For Health and Wellness products, there was a $7.9 million reduction in the gross loss of Health and Wellness products in the December 31, 2021 period, resulting from a reduction in sales in hand sanitizers and other COVID-19 related products by the Company as part of its strategic review plan.

The gross margin for cannabis products improved by $5.0 million for the December 31, 2021 period which was driven by the repositioning of the business as well as the consistent increase in sales from the B2C cannabis products, as explained in the revenue section above; the $1.1 million positive impact of the change of estimates for deferred revenues was also a factor in this improvement. We were able to cover larger portions of the asset production amortization, bringing the COGS from 144% of sales to 76% of sales. This was partially offset by government wage subsidies related to the Canada Emergency Wage Subsidy (“CEWS”) for the quarter ended December 31, 2020 of $0.9 million, compared to nil in 2021.

nine-month period ended December 31, 2021 compared to December 31, 2020

As for the nine-month period ended December 31, 2021, the change is mainly attributable to reduction in sales and related cost of sales from the Health and Wellness products and partially offset by inventory write-downs as well as government wage subsidies.

For the December 31, 2021 period, the gross loss improved by $13.8 million for the Health and Wellness products resulting from the reduction in sales in hand sanitizers and other COVID-19 related products. The gross loss improvement was partially offset by the completion of $1.5 million inventory write-downs of legacy products in the first two quarters of fiscal 2022. The Company does not expect any further write downs in inventories related to such products.

During the last six months of fiscal 2021, the Company was also ceasing placing order in its SugarLeaf facility in North Carolina for the B2B market in the USA, due to a continuous decline in pricing and demand. This resulted in a decrease of gross margin loss of $1.0 million for the period ended December 31, 2021 in comparison to 2020. The Company completed inventory write downs for legacy products related to the SugarLeaf facility in the first six months of fiscal 2022, resulting in $2.2 million of expense. The Company does not expect any further write downs in inventories related to such products.

Government wage subsidies, related to the Canada Emergency Wage Subsidy (“CEWS”) and to the Canadian Emergency Rent Subsidy (“CERS”), represented an increase of $0.8 million for the nine-month period ended December 31, 2021 compared to the same period ended December 31, 2020.

Gross Margin Percentage

For the three-month periods ended December 31, 2021 and 2020, the consolidated gross margin went from (300.8)% in 2020 to 11.1% in 2021, an increase of 311.9% . As for the nine-month periods ended December 31, 2021 and 2020, the consolidated gross margin went from (28.5)% in 2020 to -4.9% in 2021, an increase of 23.5% .

All changes in gross margins result from the changes in revenues and gross profit (loss) are described above.

Research and Development (“R&D”) Expenses

For the quarter ended December 31, 2021, the consolidated R&D expenses net of tax credits and grants amounted to $0.3 million, compared to $0.4 million for the quarter ended December 31, 2020, a decrease of $0.1 million or 28% mainly due to vesting on November 7, 2021 of the warrants issued to non-employees for co-development. As such, no further expense is expected by the Company in relation to those warrants.

Consolidated R&D expenses net of tax credits and grants amounted to $0.6 million in the nine-month period ended December 31, 2021 compared to $1.4 million for the same period the prior year, a decrease of $0.9 million or 61% . The decrease is mainly attributable to a $0.4 million reduction of expense resulting from the vesting on November 7, 2021 of the warrants issued to non-employees for co-development as well as the ceasing of operations for the SugarLeaf Facility which contributed to a decrease of $0.2 million for the period.

management discussion and analysis

Selling, General and Administrative (“SG&A”) Expenses

three-month period ended December 31, 2021 compared to December 31, 2020

Consolidated SG&A expenses net of subsidies for the quarter ended December 31, 2021 amounted to $22.9 million compared to $31.6 million for the same period the prior year, a decrease of $8.7 million or 28% .

Salaries and benefits as well as accounting fees contributed to an increased expense in the quarter of $5.0 million, directly attributable to the Company's continuous improvement process plan with regards to its various projects related to the system migration and implementation of SAP, the implementation of controls and compliance projects, the establishment of new and optimization of existing processes, as well as development of shared services.

The Company recognized an additional $6.6 million expense in the quarter in relation to the agreement it had entered on November 14, 2021 with the CEO as disclosed in the Contractual Obligations section of this MD&A.

As announced on November 15, 2021, the Company initiated and completed its strategic plan review which resulted in an increase of severance expense of $1.1 million when compared to the same quarter in last fiscal 2021. Stock based compensation decreased by $2.3 million as a result of the strategic plan review.

Legal fees decreased by $1.6 million for the quarter explained by a financing private placement in last year's quarter as well as litigation matters related to the PMGSL case. These initiatives did not exist in the current quarter.

Compensation expense related to warrants granted to non-employee in exchange for services decreased in the quarter by $2.5 million as these warrants vested in fiscal 2021.

Expected credit losses decreased by $3.4 million explained by the successful transition from B2B operations to B2C operations for Cannabis and the impairment of SugarLeaf Facility in the quarter of fiscal 2021.

The impairment of the SugarLeaf Facility in last year's quarter had resulted in accelerated amortization charges of customer and farmer relationships in the amount of $14.0 million.

nine-month period ended December 31, 2021 compared to December 31, 2020

Regarding the nine-month period ended December 31, 2021 compared to the same period in 2020, consolidated SG&A expenses net of subsidies amounted to $61.1 million compared to $62.9 million, a decrease of $1.8 million or 3% .

Salaries and benefits as well as accounting fees contributed to an increase expense of $5.0 million in the nine-month period , directly attributable to the Company's continuous improvement process plan with regards to its various projects related to the system migration and implementation of SAP, the implementation of controls and compliance projects, the establishment of new and optimization of existing processes, as well as development of shared services.

Marketing and product development expense increased by $2.8 million for the nine-month period due to the continuous launch of new cannabis products as well as food and beverage product sales.

The Company recognized a $8.8 million expense in the quarter in relation to the agreement it had entered on November 14, 2021 with the CEO as disclosed in the Contractual Obligations section of the MD&A.

Integration expense increased by $1.3 million in the nine-month period by the Company subsequent to the acquisition of Sprout during the last quarter of the previous fiscal year.

As announced on November 15, 2021, the Company initiated and completed its strategic plan review which resulted in an increase of severance expense of $1.1 million when compared to the same quarter in fiscal 2021. Stock based compensation decreased by $2.3 million as a result of the strategic plan review.

Amortization expense related to warrants granted to non-employee in exchange for services decreased in the quarter by $6.5 million as these warrants vested in fiscal 2021.

Expected credit losses decreased by $2.1 million explained by the successful transition from B2B operations to B2C operations for Cannabis and the impairment of SugarLeaf Facility in the quarter of fiscal 2021.

The impairment of the SugarLeaf Facility in last year's quarter had resulted in accelerated amortization charges of customer and farmer relationships in the amount of $14.0 million.

SG&A expense decreased by $2.0 million due to a non-recurring expense related to a cyber security incident in the previous fiscal year.

management discussion and analysis

Finance costs

three-month period ended December 31, 2021 compared to December 31, 2020

Net finance costs, foreign exchange and derivatives revaluations amounted to a gain of $0.2 million for the quarter ended December 31, 2021, compared to a gain of $3.0 million for the three-month period ended December 31, 2020, a change of $2.8 million or 94% for the quarter ended December 31, 2021. The variation for this period is mainly attributable to the revaluation of warrant liabilities as well as foreign exchange impact. The gain on revaluation of the warrants was primarily driven by the decrease in the Company's stock price.

During the quarter ended December 31, 2020, the Company issued warrants as part of the financing offering of the private placement that occurred on October 20, 2020. This resulted in an initial recognition of the warrants liability followed by a revaluation in the same quarter end for a total gain of $5.3 million. The revaluation of these warrants for the quarter ended December 31, 2021, contributed to a gain of $1.2 million.

The revaluation of the warrants that were issued as part of the business combination in February 10, 2021 for the quarter ended December 31, 2021 contributed to a gain of $0.8 million.

The net impact of the revaluation of the warrant liabilities was a decrease of $ 3.3 million.

The favorable impact on foreign exchange for the quarter ended December 31 was of $0.8 million.

nine-month period ended December 31, 2021 compared to December 31, 2020

As for the nine-month period ended December 31, 2021, the net finance costs, foreign exchange and derivatives revaluations amounted amounted to a gain of $8.4 million, compared to a gain of $0.5 million for the nine-month period ended December 31, 2020, a change of $7.9 million or 1718% for the nine-month period ended December 31, 2021. The variation for this period is mainly attributable to the revaluation of the liability related to warrants (recovery of $ 11.0 million, mainly as a result of movements in the stock price of the Company’s shares) and the favorable impact of foreign exchange ($3.3 million).

Income taxes

For the three-month periods ended December 31, 2021 and 2020, income tax expense (recovery) were nil and $1.8 million, respectively.

Income tax expense (recovery) for the nine-month periods ended December 31, 2021 and 2020 were nil and $4.7 million, respectively;

For the quarter and the nine-month period ended December 31, 2021 and 2020, the variances in income tax expense (recovery) resulted from the SugarLeaf Facility impairment as well as Health and Wellness operations. As the other entities are in carry forward loss positions, there is no impact to income taxes for the nine-month period ended December 31, 2021.

Adjusted EBITDA

three-month period ended December 31, 2021 compared to December 31, 2020

Consolidated Adjusted EBITDA loss decreased by $2.7 million or 21% for the quarter ended December 31, 2021 to an Adjusted EBITDA loss of $9.8 million compared to $12.5 million for the quarter ended December 31, 2020. The decrease in Adjusted EBITDA loss for the quarter ended December 31, 2021 compared to the quarter ended December 31, 2020 driven by the quarter's improved performance over the comparative quarter as explained in the net loss section.

Changes in adjusted EBITDA include:

•
accelerated amortizations of long-lived non-financial assets as part of the SugarLeaf CGU impaired of $14.0 million in the 2020 quarter
•
the vesting of equity warrants to non-employees in exchange for services (change of $1.7 million)
•
$2.9 million due to revaluations of financial instruments (decrease of gain of $3.3 million) which are dependent on Neptune's stock price performance
•
foreign exchange (decrease of loss of $1.1 million) dependent on the performance of the Canadian dollar versus US dollar
•
decreased by $45.0 million due to the impairment of the SugarLeaf CGU's long-term assets ($37.7 million)
•
write-down of inventories ($7.4 million) related to Health and Wellness hand sanitizers which were incurred in the quarter of 2021
•
current quarter's increase of severance expense of $1.1 million as part of the strategic plan review increase in expense of $6.6 million in relation to the agreement it had entered on November 14, 2021 with the CEO.

management discussion and analysis

nine-month period ended December 31, 2021 compared to December 31, 2020

Consolidated Adjusted EBITDA loss increased by $3.7 million or 12% for the nine-month period ended December 31, 2021 to an Adjusted EBITDA loss of $33.7 million compared to $30.0 million for the nine-month period ended December 31, 2020. The increase in Adjusted EBITDA loss for the nine-month period ended December 31, 2021 compared to the nine-month period ended December 31, 2020 is explained by the Company's execution of its strategic review plan of refocusing over its core products which decreased net loss as explained in the net loss section.

Recurring adjustments to EBITDA decreased by $16.6 million, driven by permanent impacts to adjusted EBITDA with the accelerated amortizations of long-lived non-financial assets as part of the SugarLeaf CGU impaired in the period of 2021 ($14.0 million) and the vesting of equity warrants to non-employees in exchange for services ($5.1 million).

Recurring adjustments to EBITDA decreased by a further $8.6 million due to revaluations of financial instruments (increase of gain of $5.6 million) which are dependent on Neptune's stock price performance as well as foreign exchange (decrease of loss of $3.0 million) dependent on the performance of the Canadian dollar versus US dollar.

Non-recurring adjustments to EBITDA decreased by $45.0 million due to the impairment of the SugarLeaf CGU's long-term assets ($37.7 million) as well as write-down of inventories ($7.4 million) related to Health and Wellness hand sanitizers which were incurred in the quarter of 2021. The decreases were offset by the current period's increase of severance expense of $1.1 million and write downs of legacy inventories of Health and Wellness and SugarLeaf Facility ($3.7 million) as part of the strategic plan review as well as the Company's expense of $8.7 million in relation to the agreement it had entered on November 14, 2021 with the CEO.

Net loss

three-month period ended December 31, 2021 compared to December 31, 2020

For the quarter ended December 31, 2021, the net loss amounted to $20.9 million compared to $74.9 million for the quarter ended December 31, 2020, a decrease of $53.9 million or 72% . The Company's transition of the B2B to B2C cannabis product lines through its Moodring and PanHash brands, the revised estimate over product return provisions, as well as its product portfolio growth contributed to the increase in gross profit of $12.0 million or 121%. The Company's execution of its strategic review plan of refocusing on its core businesses has decreased SG&A expenses by $8.7 million, as explained in the SG&A section above. The shutdown of the SugarLeaf Facility in the previous quarter ended December 31, 2020 had resulted in total impairments of $37.7 million, for which there are none in the current quarter.

These decreases in loss and finance costs were partially offset by a decrease of $3.3 million of fair value gains on derivative instruments, as explained in the finance cost section above.

nine-month period ended December 31, 2021 compared to December 31, 2020

The net loss for the nine-month period ended December 31, 2021 totaled $58.5 million compared to $108.3 million for the nine-month period ended December 31, 2020, a decrease of $49.7 million or 46% . The Company's execution of its strategic review plan of refocusing over its core products/(businesses?) has decreased the gross profit loss by $9.1 million as hand sanitizer and COVID-19 related product sales were no longer pursued and legacy inventories were impaired. The strategic review plan resulted in a decrease of SG&A expenses by $1.8 million, as explained in the SG&A section above. The shutdown of the SugarLeaf Facility in fiscal 2021 resulted in impairments of $37.7 million in the previous period ended December 31, 2020. These impairments were partially offset by legacy PP&E impairments of $3.0 million in the current nine-month period. The decrease in finance costs from the revaluation of the liability related to warrants (recovery of $ 11.0 million, mainly as a result of movements in the stock price of the Company’s shares) and the favorable impact of foreign exchange ($3.3 million) also contributed to the decrease in net loss for the nine-month period ended December 31, 2021.

A decrease in income tax recovery of $4.7 million derived from the SugarLeaf facility shutdown in the nine-month period of fiscal 2021 partially offset the decrease of net loss mentioned above.

management discussion and analysis

FINANCIAL AND CAPITAL MANAGEMENT

USE OF PROCEEDS

The use of proceeds for the three and nine-month periods ended December 31, 2021 and 2020 was as follows:

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020

Sources:
Proceeds from the issuance of shares through an At-The-Market Offering	$—	$—	$—	$19,045,446
Proceeds from the issuance of shares through a Direct Offering	—	—	—	17,089,372
Proceeds from the issuance of shares and warrants through a Private Placement	—	45,997,000	—	45,997,000
Proceeds from exercise of options	—	1,157,276	—	6,437,218
Proceeds from sale of Acasti shares[1]	55,610	307,974	55,610	307,974
Maturity of short-term investment[1]	—	192	—	12,192
Interest received	824	18,255	9,740	49,314
Foreign exchange gain on cash and cash equivalents held in foreign currencies	—	55,927	—	—
	56,434	47,536,624	65,350	88,938,516

Uses:
Acquisition of property, plant and equipment	640,148	2,809,694	1,293,106	6,099,527
Acquisition of intangible assets	—	191,254	542,450	304,556
Payment of lease liabilities	115,295	96,085	295,861	318,722
Interest paid	714,782	95,126	1,201,252	321,586
Costs of issuance of shares	—	2,606,860	—	4,524,990
Withholding taxes paid pursuant to the settlement of non-treasury RSUs	—	103,058	1,213,388	630,894
Foreign exchange loss on cash and cash equivalents held in foreign currencies	552,693	—	754,599	927,680
Cash flows used in operating activities	12,241,750	18,517,879	53,303,265	60,181,940
	14,264,668	24,419,956	58,603,921	73,309,895

Net cash (outflows)	$(14,208,234)	$23,116,668	$(58,538,571)	$15,628,621

Sources of Funds

For the three-month period ended December 31, 2021, there were no significant sources of funds, which represents a decrease of $47.5 million or 100% compared to $47.5 million for the three-month period ended December 31, 2020. The decrease for the quarter ended December 31, 2021 was mainly attributable to the gross proceeds from the issuance of equity through a private placement (decrease of $46.0 million) and the proceeds from exercise of options (decrease of $1.2 million).

For the nine-month period ended December 31, 2021, there were no significant sources of funds, which represents a decrease of $88.9 million or 100% compared to $88.9 million for the nine-month period ended December 31, 2020. The decrease for the nine-month period ended December 31, 2021 was mainly attributable to the gross proceeds from the issuance of equity through three sources of financings last year (decrease of $82.1 million) and the proceeds from exercise of options (decrease of $6.4 million).

At-The-Market Offering

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the At-The-Market offering (the “ATM Offering”) over the NASDAQ stock market, for gross proceeds of $19.0 million and net proceeds of $18.2 million. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share. Effective February 16, 2021, the ATM Offering was terminated and Neptune will make no further sales under the ATM Offering. As of that date, Neptune had sold 9,570,735 of its common shares under the ATM Offering, raising approximately US$18.6 million in gross proceeds.

Direct Offering

On July 13, 2020, Neptune entered into definitive agreements with certain healthcare-focused institutional investors for the sale of 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of approximately US$12.65 million (CA$17.1 million) before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”). The Offering closed on July 15, 2020 with one of its existing institutional investors and two new U.S. institutional investors. The net proceeds of the transaction amounted to $16.0 million.

management discussion and analysis

Private Placement

On October 20, 2020, Neptune entered into definitive agreements with certain US healthcare focused institutional investors for a private placement of 16,203,700 common shares and 10,532,401 warrants to purchase 10,532,401 common shares for gross proceeds of approximately $46.0 million (US$35 million) before deducting fees and other estimated offering expenses (the "Private Placement"). Each warrant will entitle the holder thereof to acquire one common share at an exercise price of US$2.25 per share for a period beginning on April 22, 2021 through October 22, 2025. The Company used the net proceeds from the Private Placement, which closed on October 22, 2020, for purchase order fulfilment, working capital and other general corporate purposes. The net proceeds of the Private Placement amounted to $43.4 million.

Uses of Funds

For the quarter ended December 31, 2021, funds used for operating, investing and financing activities amounted to $14.3 million representing a decrease of $10.2 million or 42% compared to $24.4 million for the quarter ended December 31, 2020. The change for the quarter ended December 31, 2021 was mainly attributable to the decrease in cash flows used in operating activities of $6.2 million, principally derived from inventory procurements last year for Health and Wellness COVID-19 related products, the decrease in cash flows used for acquisition of property, plant and equipment of $2.2 million over CAPEX projects related from the B2B transition to B2C for cannabis business operations, as well as a decrease in cash flows used in financing activities of $2.6 million related to the costs of issuance of shares.

For the nine-month period ended December 31, 2021, funds used for operating, investing and financing activities amounted to $58.6 million representing a decrease of $14.7 million or 20% compared to $73.3 million for the nine-month period ended December 31, 2020. The change for the nine-month period ended December 31, 2021 was mainly attributable to the decrease in cash flows used in operating activities of $6.8 million, principally derived from inventory procurements last year for Health and Wellness COVID-19 related products, the decrease in cash flows used for acquisition of property, plant and equipment of $4.8 million over CAPEX projects related from the B2B transition to B2C for cannabis business operations, as well as a decrease in cash flows used in financing activities of $4.5 million related to the costs of issuance of shares.

Net cash inflows (outflows)

Consequent to the changes in sources and uses of funds for the quarter ended December 31, 2021 discussed above, net cash outflows amounted to $14.2 million for the three-month period ended December 31, 2021, compared to net cash inflows of $23.1 million for the three-month period ended December 31, 2020. This represents a decrease of $37.3 million or 161% for the quarter ended December 31, 2021 compared to the same period in the previous year, direct consequence of no funding initiatives in the current quarter funds described earlier.

Also consequent to the changes in sources and uses of funds for the nine-month period ended December 31, 2021 discussed above, net cash outflows amounted to $58.5 million for the nine-month period ended December 31, 2021, compared to net cash inflows of $15.6 million for the nine-month period ended December 31, 2020 This represents a decrease of $74.2 million or 475% for the nine-month period ended December 31, 2021 compared to the same period in the previous year, direct consequence of no financing sources for the current year to date as well as changes in the uses of funds described earlier.

CAPITAL RESOURCES

Liquidity position

As at December 31, 2021, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $16,628,529. The Corporation also has a short-term investment of $24,078.

Liquidity and Capital Resources

Cash flows and Financial Condition Between the Three-Months ended December 31, 2021 and 2020

Summary

As at December 31, 2021, cash and cash equivalent totaled $16.6 million, a net decrease of $15.6 million compared to cash and cash equivalents totaling $32.2 million as at December 31, 2020.

Operating activities

During the three months ended December 31, 2021 our operating activities used cash of $12.4 million and during the three months ended December 31, 2020 our operating activities used cash of $18.5 million. As explained in the use of funds section above, the primary source of decrease in cash flows used in operating activities of $6.2 million, principally derived from inventory procurements last year for Health and Wellness COVID-19 related products.

Cash collection from operating activities has improved in the current three months ended December 31, 2021 in comparison to the same period of December 31, 2020. This is mainly attributable to the continuous ramp up of its core business operations related to B2C cannabis products and food and beverages products, as well as the quality of its customer's credit.

management discussion and analysis

We expect to further expand the B2C product portfolio in our current markets through new product launches. We also expect food and beverages expansion into new geographical markets. Should our cash situation require so, we have the ability to control the timing of existing and future product launches.

Neptune's timing of research and development activities impacts its product launches. Should the cash situation necessitate, the Company may revise the timing of product candidates we may pursue.

Subsequent to the strategic review plan, the Company has commenced improvement initiatives while evaluating its current supply chain and negotiating new supply agreements to transition in 3PL model when more profitable as well as gaining synergies by centralizing procurement and logistics. These are expected to impact gross margins.

Investing activities

The Company's business models require low CAPEX future investments requirements for the cannabis products, as the Company had already invested into most of its equipment conversions from B2B to B2C business production in fiscal 2020, as can be seen in the use of funds section above.

The nutraceuticals and food and beverages products are 3PL business models and require minimal CAPEX investments.

Financing activities

The Company has been successful in obtaining financing from public issuances, private placements, and related parties. The Company also previously had a term facility for one of its subsidiaries, which was repaid in its entirety during the last quarter of fiscal year 2021 and since then, it has not incurred financing. The Company has limited debt, all of which is subordinated.

On January 28, 2022, a Shelf Registration Statement was filed with the SEC, allowing the Company to issue up to $50 million in publicly traded securities within a three-year timeframe. The Company has preferred shares authorized (none issued) as well unlimited class A shares. As part of financing options, we may choose to issue such classes of shares subject to securities laws restrictions.

The Company is currently in the process of exploring debt financing options as well. Multiple lenders have expressed an interest in working with the Company to provide financing under different scenarios. Based on the feedback from potential lenders received thus far, Management believes it can secure debt financing in an amount of $20 to $25 million. Neptune also has significant assets available to be used as collateral for financings, including real estate, intellectual property, accounts receivable and inventories. These represent short-term and long-term financing options to management.

Management believes that, absent any unexpected economic circumstances or other unknown factors, Neptune will be able to obtain sufficient financial resources to fund its current operations until it reaches cashflow positive status, as well as to make the investments needed to execute on the Company's strategic plans.

The Company's current cash position will be sufficient to support its financial needs until its year end March 31, 2022 as well as into the first quarter of fiscal year 2023. Should the Company's financing initiatives discussed above not materialize, further actions such as further cost reduction initiatives and Company spinoffs of subsidiaries remain as viable options. These represent short-term and long-term financing options to management.

The financial commitments and obligations of the Company are limited. Furthermore, certain liabilities, such as the warrant liabilities, are dependent on Neptune’s share price and would only become payable if they are in the money. The warrants, if exercised, settle in common shares of the Company and therefore do impact on the Company’s cash. Indeed, warrant holders are required to pay the cash strike price to exercise the warrant and thus the exercise of warrants would result in a cash infusion to the Company.

Loans and borrowings

On February 10, 2021, as part of the Sprout acquisition, Sprout issued a promissory note of US$10,000,000 guaranteed by the Corporation and secured by a first-ranking mortgage on all movable assets of Sprout current and future, corporeal and incorporeal, and tangible and intangible. The outstanding principal balance bears interest at the rate of 10.0% per annum, payable quarterly in arrears on the last day of each fiscal quarter during the term, commencing March 31, 2021. The principal is payable on February 1, 2024.

Equity

Equity consists of the following items:

	December 31,	March 31,
	2021	2021

Share capital	$387,940,705	$379,643,670
Warrants	23,918,210	23,947,111
Contributed surplus	70,250,746	71,991,328
Accumulated other comprehensive income	945,553	1,202,409
Deficit	(383,272,779)	(330,681,375)
Total equity attributable to equity holders of the Corporation	$99,782,435	$146,103,143
Total equity attributable to non-controlling interest	22,234,101	28,080,004
Total equity	$122,016,536	$174,183,147

management discussion and analysis

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at December 31, 2021, in thousands of dollars:

						December 31, 2021
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$30,691	$30,691	$30,691	$—	$—	$—
Lease liabilities[1]	3,482	2,467	735	1,633	100	—
Loans and borrowings[2]	14,425	15,465	1,279	14,186	—	—
Other liability[3]	627	19,191	—	—	—	19,191
	$49,225	$67,814	$32,705	$15,819	$100	$19,191

(1) Includes interest payments to be made on lease liabilities corresponding to discounted effect.

(2) Includes interest payments to be made on loans and borrowings.

(3) According to the employment agreement with the CEO, a long-term incentive is payable if the Corporation reaches a level of market capitalization.

Under the terms of its financing agreements, the Corporation is not required to meet financial covenants.

On November 14, 2021, the Company and its CEO entered into an agreement pursuant to which the CEO’s existing employment agreement was amended to waive the Company’s obligation to procure directors and officers insurance coverage of up to $15 million for the period covering July 1, 2021 to July 31, 2022. The parties agreed that if the Company had successfully completed a strategic partnership prior to December 31, 2021, the CEO would have been entitled to approximately $8.8 million (US$6.9 million) in cash and would have been granted fully vested options to purchase 8.5 million shares of the Company’s common stock. The parties also agreed that if certain contingencies did not occur by December 31, 2021, the parties would negotiate for a period of 30 days and, in the absence of an agreement, would be entitled to a grant of vested RSUs with a value of approximately $8.7 million (US$6.9 million) (or if the Company is unable to grant such RSUs, then a combination of cash and vested RSUs with equivalent value). On January 31, 2022, the parties agreed to extend the 30-day negotiation period for an additional 30 days. As the strategic partnership was not consummated by December 31, 2021, the CEO will be entitled to the compensation mentioned above. The Corporation has accrued in trade and other payable the liability to the CEO of $8.7 million (US$6.9 million) as at December 31, 2021. The related charge for the three-month and nine-month period is $6.7 million and $8.8 million, respectively, is included in selling general and administrative expenses.

The Corporation has no significant off-balance sheet arrangements as at December 31, 2021, other than those mentioned above and the commitments disclosed in note 15 of the condensed consolidated interim financial statements for the three and nine-month periods ended December 31, 2021 and 2020.

management discussion and analysis

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follows:

(i) In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between Neptune, PMGSL, Peter M. Galloway and Neptune Holding USA, Inc. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. A merit hearing in the arbitration is expected to occur in April 2022. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $0.8 million has been recognized for this case as at December 31, 2021 ($ 0.8 million as at March 31, 2021).

(ii) On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021 and is cooperating with the Subcommittee requests.

Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout is responding to the requests of the NMAG.

Since February 2021, several putative consumer class action lawsuits have been brought against Sprout alleging that its products (the “Products”) contain unsafe and undisclosed levels of various naturally-occurring heavy metals, namely lead, arsenic, cadmium and mercury. There are currently 2 active putative class action lawsuits, which generally allege that Sprout violated various state consumer protection laws and make other state and common law warranty and unjust enrichment claims related to the alleged failure to disclose the presence of these metals and that consumers would have allegedly either not purchased the Products or would have paid less for them had Sprout made adequate disclosures. These putative class actions seek to certify a nationwide class of consumers as well as various state subclasses. These kinds of actions have also been separately filed against all of the major baby food manufacturers in federal courts across the country. The U.S. Judicial Panel on Multidistrict Litigation (“JPML”) declined a request to centralize all of the consumer class action lawsuits against all of the baby food manufacturers into a single multidistrict proceeding. Two of the class actions against Sprout are now pending in the U.S. District Court for the District of New Jersey, and Plaintiffs’ counsel has indicated they will move to consolidate the two cases into a single proceeding. Sprout denies the allegations in these lawsuits and contends that its baby foods are safe and properly labeled. The claims raised in these lawsuits were brought in the wake of the highly publicized Report.

In addition to the consumer class actions discussed above, Sprout is currently named in one lawsuit filed on June 16, 2021 in California state court alleging some form of personal injury from the ingestion of Sprout’s Products, purportedly due to unsafe and undisclosed levels of various naturally occurring heavy metals. This lawsuit generally alleges injuries related to neurological development disorders such as autism spectrum disorder and attention deficit hyperactivity disorder. Sprout denies that its Products contributed to any of these injuries and will defend the cases vigorously. In addition, the Office of the Attorney General for the District of Columbia (“OAG”) recently sent a letter to Sprout, similar to letters sent to other baby food manufacturers, alleging potential labeling and marketing misrepresentations and omissions regarding the health and safety of its baby food products, constituting an unlawful trade practice. Sprout has agreed to meet with the OAG and will vigorously defend against the allegations. No provision has been recorded in the financial statements for this matter. This matter may have a material adverse effect on our business, financial results or results of operations.

(iii) On March 16, 2021, a purported shareholder class action was filed in United States District Court for the Eastern District of New York against the Company and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934, with respect to the Company’s acquisition of SugarLeaf Labs, Inc. The Corporation believes these claims are without merit and intends to vigorously defend itself. No provision has been recorded in the financial statements for this matter.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

management discussion and analysis

PROVISIONS

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court (the “Court”) of Québec in respect of certain royalty payments alleged to be owed and owing to a former chief executive officer of the Corporation (the “Former CEO”) pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Royalty Agreement”). The Corporation appealed the judgment which was dismissed by the Court of Appeal of Québec in February 2021. Under the terms of the Royalty Agreement and as maintained by the court, annual royalties of 1% of the sales and other revenue made by the Corporation on a consolidated basis are payable by the Corporation to a Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a loss before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year). As of December 31, 2021, a provision of $0.5 million (March 31, 2021 - $1.9 million) has been recorded by the Corporation. During the current fiscal year, the Corporation increased the provision by $0.8 million and made payments totaling $2.2 million to the Former CEO in relation with this provision.

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the SugarLeaf Asset Purchase Agreement (“APA”) dated May 9, 2019 between Neptune, PMGSL, Peter M. Galloway and Neptune Holding USA, Inc. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. A merit hearing in the arbitration is expected to occur in April 2022. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $0.8 million has been recognized for this case as at December 31, 2021 ($ 0.8 million as at March 31, 2021).

As at December 31, 2021, the Corporation has various additional other provisions for legal obligations for the aggregate amount of $0.2 million (March 31, 2021 - $0.2 million).

management discussion and analysis

ACCOUNTING POLICIES

OUR ACCOUNTING POLICIES

Please refer to Note 3 of the annual consolidated financial statements as at March 31, 2021 for more information about significant accounting policies used to prepare the financial statements.

When preparing the financial statements in accordance with IFRS, the management of Neptune must make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Such estimates are based on Management’s knowledge of current events and actions that the Corporation may take in the future.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the three and nine-month periods ended December 31, 2021 and 2020, Management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgment or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. Please refer to the annual consolidated financial statements as at March 31, 2021 for more information about the Corporation’s most significant accounting policies and the items for which critical estimates were made in the condensed consolidated interim financial statements and should be read in conjunction with the notes to the consolidated financial statements for the years ended March 31, 2021 and 2020.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three and nine-month periods ended December 31, 2021 and 2020 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2021 other than as disclosed, if any, in note 3(b) to the condensed consolidated interim financial statements.

management discussion and analysis

RISK DISCLOSURE

The Company is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue. Second, it must assume the risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, i.e., operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

Investing in securities of the Company involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

Although our condensed consolidated financial statements have been prepared on a going concern basis, our management believe that our recurring losses and negative cash flows from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2021.

Our condensed consolidated financial statements for the interim period ended December 31, 2021 were prepared on a going concern basis, which presumes that the Corporation will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. Thus, our condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our recurring losses, negative cash flow, need for additional capital and the uncertainties surrounding our ability to raise such capital, raise substantial doubt about our ability to continue as a going concern. For the nine-month period ended December 31, 2021, the Corporation incurred a net loss of $58.5 million and negative cash flows from operations of $53.3 million, and had an accumulated deficit of $383.3 million as at December 31, 2021. The Company currently has no committed sources of financing available. If we are unable to raise additional capital, increase sales or reduce expenses we will be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could have to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and shareholders could lose all or part of their investment in our common shares.

Risk of delisting due to non-compliance with the Nasdaq Stock Market LLC (“Nasdaq”) listing rule

Nasdaq Listing Rule 5550(a)(2) requires that the closing bid price for companies' common shares listed on Nasdaq are maintained at a minimum of US$1.00. Listing Rule 5810(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Nasdaq issued the Notification Letter dated August 31, 2021, notifying the Company about the non-compliance with the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days (until February 28, 2022) to regain compliance with the minimum bid price requirement by having the Company’s common shares closing price of at least US$1.00 for a minimum of 10 consecutive trading days. In the event the compliance is not regained by February 28, 2022, the Company may be eligible to receive an additional 180 calendar day period to comply with the minimum bid price requirement. The Company has applied for this additional 180 calendar day period to comply and, if granted, will have until August 28, 2022 to regain compliance. The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

If the Company fails to comply with the requirement during the compliance period and our shareholders could face significant material adverse consequences, including:

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Limited availability or market quotations for our common shares;
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Reduced liquidity of our common shares;
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Determination that our common shared are “penny stock”, which would require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;
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Limited amount of news an analysts’ coverage of us; and
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Decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

There can be no assurance that the compliance with the minimum bid price requirement will be regained in the compliance period provided by Nasdaq, or that the Company will be additional compliance period will be available.

We expect to lose our foreign private issuer status effective April 1, 2022, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses

We are currently a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We will no longer qualify as a foreign private issuer as of April 1, 2022 and, accordingly, we will be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. There are significant one-time costs, primarily related to converting the Company’s financial statements from IFRS to GAAP, and we will also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time consuming and costly.

There have been no other material changes in our risk factors from those disclosed in our Annual Information and Form 40-F.

management discussion and analysis

INTERNAL CONTROLS DISCLOSURE

Disclosure Controls and Procedures ("DC&P") and Internal Control Over Financial Reporting ("ICFR")

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by applicable rules of the SEC, Management is responsible for the establishment and maintenance of DC&P and ICFR. Our DC&P and ICFR has been designed based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Evaluation of DC&P

The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), with assistance from other members of management, have reviewed the design of our Disclosure Controls and Procedures as of December 31, 2021 and, based on their evaluation, have concluded that the Disclosure Controls and Procedures were not effective as of that date due to a material weakness in the Internal Control over Financial Reporting disclosed in our Annual Information Form and Form 40-F for the fiscal year ended March 31, 2021 available on SEDAR at www.sedar.com and on EDGAR at sec.gov/edgar.shtml.

Internal controls over financial reporting ("ICFR")

Management is responsible for establishing and maintaining adequate control over financial reporting as defined in the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by applicable rules of the SEC. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS.

Internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error or overriding of controls. Because of the inherent limitations, only reasonable assurance with respect to financial statement preparation and presentation can be provided and misstatements may not be prevented or detected. Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of March 31, 2021 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Integrated Framework 2013. Based on its assessment, management concluded that our internal control over financial reporting was not effective as of March 31, 2021 due to material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Managements’ assessment of internal control over financial reporting did not include the business acquired during 2021, Sprout Foods, which total assets and revenues as disclosed below.

The Corporation experienced significant and rapid changes during the fiscal year 2021 as a result of our business plan, new business lines and products, and COVID-19 pandemic. The Corporation did not effectively design, implement and operate effective process-level control activities related to various processes, account level assertions and disclosures including entity level controls and information technology general controls (“ITGCs”).

Further, there were inadequate controls over user and privileged access to information technology (IT) systems for multiple components to adequately restrict access to appropriate finance and IT personnel and enforce appropriate segregation of duties. As a result, process-level automated control activities and manual control activities that are dependent upon information derived from IT systems were also ineffective. The pervasive nature of these deficiencies contributed to the other material weaknesses below:

• Inadequate oversight processes and procedures to guide individuals in applying internal control over financial reporting to prevent or timely detect material accounting errors and ensuring adherence to applicable accounting standards.

• Ineffective risk assessment process, including (i) potential for fraud and (ii) identification and assessment of changes in the business that could impact our system of internal controls.

• Ineffective design and implementation of control activities, general controls over technology and deployment of policies and procedures.

• Relevant and quality information to support the functioning of internal controls was not consistently generated, used, or reviewed by the Corporation.

• The Corporation did not sufficiently select, develop, and perform ongoing evaluations to determine that components of internal control are present and functioning.

• The evaluation and communication process of internal control deficiencies was not timely.

As a result of these deficiencies, material misstatements were identified and corrected in the consolidated financial statements as of and for the year ended
March 31, 2021. Because there is a reasonable possibility that material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis, we concluded the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of March 31, 2021. Management acknowledges that the material deficiency still exist as at December 31, 2021 and that it has begun implementing policies and procedures designed to address the deficiencies identified.

Changes in ICFR

We have been and are actively engaged in the implementation of remediation efforts discussed below to address the material weaknesses in our internal control over financial reporting identified as of March 31, 2021. Under the direction of our CEO and CFO, we developed a comprehensive plan to remediate those material weaknesses. We are in the process of implementing this plan, and therefore have no significant ICFR changes to report this quarter. Our CEO and CFO have taken additional steps to assure there is appropriate disclosure in the financial statements as of and for the three-month period ended December 31, 2021.

management discussion and analysis

Remediation Plan

During the nine-month period ended December 31st, 2021, we implemented certain measures as part of the remediation plan disclosed in our Annual Information Form and Form 40-F for the fiscal year ended March 31, 2021 including: (i) development of a detailed remediation plan addressing the material weaknesses related to the control environment, risk assessment and monitoring, (ii) institution of policies and processes to support the functioning of internal controls over financial reporting, (iii) design of a comprehensive risk assessment process, (iv) process level and IT general controls design enhancement and (v) hiring of individuals with appropriate skills and experience. The material weaknesses being addressed by the above-mentioned remediation will not be considered remediated until the applicable controls operate for a sufficient period of time, and management concludes, through testing, that these controls are operating effectively.

We remain committed to the identification, design and implementation of steps still needed to remediate the material weaknesses in our internal controls identified as of March 31, 2021, and to ensure that our internal controls over financial reporting will be designed and operating effectively by:

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Addressing the material weaknesses related information and communication.
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Continuing to institute policies and processes to support the functioning of internal controls over financial reporting.
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Implementing a comprehensive and continuous risk assessment process to identify and assess risks of material misstatement (including fraud risks).
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Ensuring the proper implementation and operating effectiveness of process-level and IT general controls that support automated and manual control activities.
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Establishing an adequate reporting structure to ensure authority guidelines and reinforcing communications protocols, including required information and expectations, to enable personnel to carry out their responsibilities and producing accurate financial reports.
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Reinforcing internal control expertise across the organization.
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Holding individuals accountable for their role related to internal control and providing continuous training.
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Designing and implementing additional monitoring controls to assess the consistent operation of controls and to remediate deficiencies in a timely manner.

Although we have commenced the remediation process and intend to complete it as promptly as possible, we cannot estimate how long it will take to remediate these material weaknesses. In addition, new material weaknesses may be discovered that require additional time and resources to remediate. Until the remediation is complete, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS and, when required, US GAAP.

Limitation on scope of design

The Corporation limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude the Sprout Foods business acquired in its evaluation for the year ended March 31, 2021 and as at December 31, 2021 as allowed by national instrument 52-109.

The table below presents the summary financial information included in the Company’s 2021 consolidated annual financial statements for the excluded controls related to the acquired business:

Sprout Foods	Nine-month period ended	February 10 -
Selected financial information from the statement of loss	December 31, 2021	March 31, 2021

Total revenues	$24,308,386	$3,177,585
Net loss	(11,898,478)	(2,899,546)

Sprout Foods	As at	As at
Selected financial information from the statement of financial position	December 31, 2021	March 31, 2021

Total current assets	$14,766,339	$14,243,058
Total non-current assets	63,590,124	64,839,010
Total current liabilities	5,385,544	7,695,092
Total non-current liabilities	28,398,607	15,114,423

management discussion and analysis

ISSUED AND OUTSTANDING SECURITIES

The following table details the number of issued and outstanding securities as at the date of this MD&A:

Number of Securities Issued and Outstanding

Common shares	167,458,417
Share options	17,628,077
Deferred share units	150,656
Restricted share units	850,140
Warrants	23,582,401
Total number of securities	209,669,691

The Corporation’s common shares are being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. Each option, restricted share, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from the treasury of the Corporation.

ADDITIONAL INFORMATION

This MD&A is dated February 10, 2022. Updated and additional Corporation information is available on SEDAR at sedar.com and on EDGAR at www.sec.gov/edgar.shtml